2011

Financial statements and review
1st quarter 2011



Results for first quarter 2011

Statoil's first quarter 2011 net operating income was NOK 50.7 billion, a 28% increase compared to NOK 39.6 billion in the first quarter of 2010. The quarterly result was mainly affected by a 33% increase in the average prices for liquids measured in NOK, a 20% increase in average gas prices, and a 12% decrease in liftings, when compared to the same period last year.

"In the first quarter of 2011 we delivered good financial results and passed important industrial milestones. Through the Skrugard discovery and the new acreage awarded Statoil in the Barents Sea, we take new steps in opening a new energy frontier in the North", says Helge Lund, Statoil's chief executive officer.

Statoil has started production and closed the deals that bring industrial partners into its Leismer and Peregrino field developments. Statoil's operatorship of these assets in Canada and Brazil has created substantial shareholder value. Statoil has announced important discoveries in Norway and Brazil, accessed new attractive acreage, including the nomination for operatorship of pre-salt blocks in Angola, and received drilling permits for two exploration wells in the Gulf of Mexico. In addition, Statoil has submitted plan for development and production for two new projects in Norway and sanctioned new projects in Canada and Algeria.

Total **equity production** was 1,971 mboe per day in the first quarter of 2011 compared to 2,102 mboe per day in the first quarter of 2010. The production has developed in line with expectations.

Statoil expects **equity production** in 2011 to be around the 2010 level, or slightly below. Equity production for 2012 is expected to grow with around 3% Compound Annual Growth Rate (CAGR) based on the actual 2010 equity production.

Adjusted earnings in the first quarter of 2011 were NOK 47.3 billion, compared to NOK 38.9 billion in the first quarter of 2010.

Net income in the first quarter of 2011 was NOK 16.1 billion compared to NOK 11.1 billion in the same period last year. This result reflects higher prices for both liquids and gas, a gain on NOK 5.3 billion net of tax from the 40% Kai Kos Dehseh oil sands divestment, and lower net financial losses, partly offset by reduced liftings and higher taxes. The tax rate for the quarter was 68%.

Adjusted earnings after tax were NOK 11.9 billion in the first quarter of 2011. Adjusted earnings after tax exclude the effect of tax on net financial items, and represent an effective adjusted tax rate of 74.8 % in the first quarter of 2011.

| | First quarter | | | Full year |
	2011	2010	Change	2010
Net operating income (NOK billion)	50.7	39.6	28 %	137.2
Adjusted earnings (NOK billion)	47.3	38.9	22 %	142.8
Net income (NOK billion)	16.1	11.1	44 %	37.6
Earnings per share (NOK)	5.02	3.49	44 %	11.94
Average liquids price (NOK/bbl) [3]	577	434	33 %	462
Average gas prices (NOK/scm)	1.97	1.64	20 %	1.72
Equity production (mboe per day)	1,971	2,102	(6 %)	1,888

Highlights since fourth quarter 2010:

- Average liquids prices are up 33% and average gas prices are up 20%, both measured in NOK.
- Total equity production has decreased by 6% from the first quarter of 2010 to 1,971 mboe per day in the first quarter of 2011.
- Total entitlement production was 1,765 mboe per day, down 8% compared to the first quarter of 2010.
- On 1 April Statoil announced a significant oil discovery on the Skrugard prospect in the Barents Sea.
- On 9 April Statoil started oil production from the Peregrino offshore field in Brazil.
- On 12 and 15 April respectively, Statoil submitted the plan for development and operation (PDO) for the Vigdis North-East development and the Katla fast track project in the North Sea to the Norwegian Ministry of Petroleum and Energy.
- On 14 April Statoil's sale of 40% of the Peregrino offshore field in Brazil to Sinochem Group was formally closed.
- On 15 April the government announced that Statoil was awarded holdings in 11 new production licences in the Barents Sea in the 21st licensing round on the Norwegian continental shelf.

OPERATIONAL REVIEW

First quarter

Total liquids and gas entitlement **production** in the first quarter of 2011 was 1,765 mboe per day, compared to 1,915 mboe per day in the first quarter of 2010, a decrease of 8%. Total equity production [9] was 1,971 mboe per day in the first quarter of 2011 compared to 2,102 mboe per day in the first quarter of 2010.

The 6% decrease in total equity production was primarily caused by various operational issues both in Angola and on the Norwegian continental shelf, mainly related to the Gullfaks and Oseberg fields. Natural decline on mature fields, suspended production in Libya and decreased gas nominations from the Shah Deniz field in Azerbaijan also added to the reduction. Increased volumes from the Tyrihans field, and new production from the Vega, Gjøa and Morvin fields only partly compensated for the first quarter decrease in equity production.

Entitlement production, down 8% since first quarter last year, was impacted by the reduction in equity production as described above and by negative PSA-effects. The average negative PSA-effect was 206 mboe per day in the first quarter of 2011 compared to 187 mboe per day in the first quarter last year. The increase in PSA-effect was mainly a result of higher prices for liquids and gas leading to lower entitlement production and a higher government take because of changes in profit tranches for a number of fields this quarter, compared to the same quarter last year.

Operational data	First quarter			Full year
	2011	2010	Change	2010
Prices:				
Average liquids price (USD/bbl)	100.9	74.0	36 %	76.5
USDNOK average daily exchange rate	5.72	5.86	(2 %)	6.05
Average liquids price (NOK/bbl) [3]	577	434	33 %	462
Average gas prices (NOK/scm)	1.97	1.64	20 %	1.72
Reference refining margin (USD/boe) [4]	2.6	3.9	(33 %)	3.9
Production:				
Total entitlement liquids production (mboe per day)[5]	948	1,065	(11 %)	968
Total entitlement gas production (mboe per day)	817	851	(4 %)	738
Total entitlement liquids and gas production (mboe per day) [6]	1,765	1,915	(8 %)	1,705
Total equity liquids production (mboe per day)	1,124	1,217	(8 %)	1,122
Total equity gas production (mboe per day)	847	885	(4 %)	766
Total equity liquids and gas production (mboe per day)	1,971	2,102	(6 %)	1,888
Liftings:				
Total liquids liftings (mboe per day)	882	1,078	(18 %)	969
Total gas liftings (mboe per day)	817	850	(4 %)	738
Total liquids and gas liftings (mboe per day) [7]	1,698	1,929	(12 %)	1,706
Production cost:				
Production cost entitlement volumes (NOK/boe, last 12 months) [8]	43.7	40.0	9 %	42.8
Production cost equity volumes (NOK/boe, last 12 months)	39.3	36.6	7 %	38.6
Equity production cost excluding restructuring and gas injection cost (NOK/boe, last 12 months) [9]	38.7	35.8	8 %	37.9

Total **liftings** of liquids and gas were 1,698 mboe per day in the first quarter of 2011, a 12% decrease from 1,929 mboe per day in the first quarter of 2010. The decrease in lifting is a result of the decrease in entitlement production and increased underlift compared to the first quarter last year. In the first quarter of 2011 there was an underlift of 50 mboe per day [5], compared to an overlift of 25 mboe per day in the first quarter of 2010.

Refining margins (reference margin) were USD 2.6 per barrel in the first quarter of 2011, compared to USD 3.9 per barrel in the first quarter of 2010.

Production cost per boe of entitlement volumes was NOK 43.7 for the 12 months ended 31 March 2011, compared to NOK 40.0 for the 12 months ended 31 March 2010 [8]. Based on equity volumes, the production cost per boe for the two periods was NOK 39.3 and NOK 36.6, respectively.

The adjusted production cost per boe of equity production for the 12 months ended 31 March 2011 was NOK 38.7 [9]. The comparable figure for the 12 months ended 31 March 2010 was NOK 35.8. Adjustments to production cost include restructuring costs and other costs arising from the merger recorded in the first quarter of 2007 that were partially reversed in the fourth quarter of 2009 and 2010, and gas injection costs.

The increase in adjusted production cost per boe is mainly a result of the lower equity production and higher cost from fields preparing for production start up, such as Peregrino in Brazil.

In the first quarter of 2011, a total of ten **exploration wells** were completed before 31 March 2011, seven on the NCS and three internationally. Three wells were announced as discoveries in the period, all on the NCS. Several wells are awaiting final evaluation.

Major business developments since fourth quarter 2010 include
- the announcement of the significant oil discovery on the Skrugard project in the Barents Sea (1 April),
- the announcement of a new oil discovery in the Peregrino South structure (14 April),
- the submission of the Plan for Development and Operation (PDO) for the Vigdis North-East Fast track project (12 April) on the NCS,
- the submission of the PDO for the Katla Fast track project (15 April) on the NCS,
- the award of 11 new production licences in the 21st licencing round on the NCS (15 April),
- the start up of production from the Peregrino offshore field in Brazil (9 April),
- the completion of the sale of a 40% share in the Peregrino field to Sinochem Group (14 April). Statoil maintains a 60% ownership and the operatorship and will record a gain from the transaction in the second quarter 2011,
- the announcement of the approval of plans for the In Salah Southern field development among the partners in the In Salah gas joint venture in Algeria (27 January),
- the sanctioning of the Hibernia South Extension investment offshore Newfoundland and Labrador in Canada (14 February),
- the agreement with the Ministry of Petroleum and Energy on full scale CO_2 capture at the Mongstad plant regulating the planning and development phase of the project.

FINANCIAL REVIEW



First quarter

In the first quarter of 2011, **net operating income** was NOK 50.7 billion, compared to NOK 39.6 billion in the first quarter of 2010. Revenues were considerably impacted by higher liquids and gas prices, and were only partly offset by the decrease in volumes of both liquids and gas sold. Other income was NOK 5.7 billion in the first quarter 2011, compared to NOK 0.5 billion in the first quarter last year, mainly attributable to the gain from the 40% Kai Kos Dehseh oil sands divestment in the first quarter of 2011.

IFRS income statement (in NOK billion)	First quarter 2011	First quarter 2010	First quarter Change	Full year 2010
REVENUES AND OTHER INCOME				
Revenues	145.6	128.7	13 %	526.7
Net income (loss) from equity accounted investments	0.2	0.6	(65 %)	1.1
Other income	5.7	0.5	>100%	1.8
Total revenues and other income	151.6	129.7	17 %	529.6
OPERATING EXPENSES				
Purchase [net of inventory variation]	70.1	57.4	22 %	257.4
Operating expenses and selling, general and administrative expenses	16.2	18.3	(11 %)	68.6
Depreciation, amortisation and net impairment losses	11.1	11.1	(1 %)	50.6
Exploration expenses	3.5	3.2	8 %	15.8
Total operating expenses	(100.9)	(90.1)	12 %	(392.4)
Net operating income	50.7	39.6	28 %	137.2
Net financial items	(0.5)	(1.7)	(72 %)	(0.4)
Income tax	(34.2)	(26.8)	28 %	(99.2)
Net income	16.1	11.1	44 %	37.6

Purchases (net of inventory variation) represent Statoil's purchases of SDFI and 3rd party volumes and increased by 19% compared to first quarter 2010, mainly due to higher prices of liquids measured in NOK. Operating expenses and selling, general and administrative expenses were NOK 16.2 billion, down 11% compared to first quarter last year.

Net operating income includes certain items that management does not consider to be reflective of Statoil's underlying operational performance. Management adjusts for these items to arrive at adjusted earnings. **Adjusted earnings** is a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods.

In the first quarter of 2011, lower fair values of derivatives (NOK 2.6 billion) and underlift (NOK 1.7 billion) had a negative impact on net operating income while net gain on sale of assets (NOK 5.5 billion), reversals of impairments (NOK 0.9 billion), lower values of products in operational storage (NOK 0.8 billion) and change in provision (NOK 0.7 billion), had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.1 billion), **adjusted earnings** were NOK 47.3 billion in the first quarter of 2011, an increase of 22% compared to last year.

In the first quarter of 2010, impairment losses net of reversals (NOK 0.1 billion) and other accruals (NOK 0.5 billion) negatively impacted net operating income, while higher fair value of derivatives (NOK 0.3 billion), overlift (NOK 0.4 billion), lower values of products in operational storage (NOK 0.5 billion), gain on sale of assets (NOK 0.3 billion) all had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.2 billion), adjusted earnings were NOK 38.9 billion in the first quarter of 2010.

The increase in adjusted earnings from first quarter 2010 to first quarter 2011 was mainly attributable to higher prices for both liquids and gas, partly offset by lower volumes sold because of the decrease in production of both liquids and gas.

Adjusted purchase (net of inventory variation) increased by 20% mainly due to higher prices of liquids.

Adjusted operating expenses and selling, general and administrative expenses were NOK 17.7 billion in the first quarter of 2011, compared to NOK 17.2 billion in the first quarter last year. The 3% increase stem mainly from preparation for operation on the Peregrino field, preparation for operation on the new combined heat and power plant (CHP) at Mongstad, and new operations in connection with the marketing activity related to the oil sands activity in Canada, partly offset by reduced storage and transportation costs and decreased operating plant costs related to well maintenance.

Adjusted depreciation, amortisation and net impairment losses were NOK 11.9 billion, up 7% compared to the same period last year mainly due to new fields and assets with high depreciation coming on stream and updates in removal/abandonment estimates, and were only partly offset by lower production.

Adjusted exploration expenses increased by NOK 0.6 billion compared to the same period last year mainly because of higher exploration expenses from previous periods, increased field development costs, higher drilling activity and increased expenses because of dry wells. The increase was partly offset by the Canadian Kai Kos Dehseh oil sands drilling being recorded as part of net income from equity accounted investments as from the first quarter of 2011, as a result of the Statoil 40% divestment.

Adjusted earnings (in NOK billion)	First quarter			Full year
	2011	2010	Change	2010
Adjusted total revenues and other income	151.4	128.0	18%	530.0
Adjusted purchase [net of inventory variation]	70.9	57.9	22%	258.0
Adjusted operating expenses and selling, general and administrative expenses	17.7	17.2	3%	67.9
Adjusted depreciation, amortisation and net impairment losses	11.9	11.1	7%	45.8
Adjusted exploration expenses	3.5	2.9	19%	15.5
Adjusted earnings [11]	47.3	38.9	22%	142.8

Financial data	First quarter			Full year
	2011	2010	Change	2010
Weighted average number of ordinary shares outstanding	3,182,967,726	3,183,185,317	–	3,182,574,787
Earnings per share (NOK)	5.02	3.49	44 %	11.94
Non-controlling interests (NOK billion)	0.1	0.0	>100 %	(0.4)
Cash flows provided by operating activities (NOK billion)	20.4	24.5	(17 %)	80.8
Gross investments (NOK billion)	24.8	21.2	17 %	84.4
Net debt to capital employed ratio	18.9 %	25.7 %	(7 %)	24.6 %

Net financial items amounted to a loss of NOK 0.5 billion in the first quarter of 2011, compared to a loss of NOK 1.7 billion in the first quarter of 2010. The loss in the first quarter of 2011 was primarily due to fair value losses on interest rate swap positions related to the interest rate management of external loans of NOK 1.0 billion, partly offset by foreign exchange gains of NOK 0.6 billion. Correspondingly, the loss in the first quarter of 2010 primarily related to foreign exchange losses of NOK 2.5 billion, partly offset by fair value gains on interest rate swap positions related to the interest rate management of external loans of NOK 1.0 billion.

The interest expense in the first quarter of 2011 was a loss of NOK 2.5 billion, correspondingly the loss in the first quarter 2010 was NOK 0 billion.

The fair value (losses) on interest rate swap positions were caused by increasing USD interest rates during the first quarter of 2011, fair value gains on interest rate swap positions during the first quarter of 2010 were caused by decreasing USD interest rates.

Adjusted for these factors, net financial items excluding foreign exchange effects and interest rate derivatives, was a loss of approximately NOK 0.8 billion for the period. In the first quarter of 2010, net financial items excluding foreign exchange and interest rate derivatives before tax amounted to a loss of NOK 0.2 billion.

Financial items in first quarter 2011 (in NOK billion)	Interest income	Net foreign exchange gain/loss	Interest expense	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	1.4	0.6	(2.5)	(0.5)	(0.5)	(1.0)
Foreign exchange (FX) impacts (incl. derivatives)	(0.6)	(0.6)		(1.2)		
Interest rate (IR) derivatives			0.9	0.9		
Subtotal	(0.6)	(0.6)	0.9	(0.3)	0.2	(0.1)
Financial items excluding FX and IR derivatives	0.8	0.0	(1.6)	(0.8)	(0.3)	(1.1)

Exchange rates	31 March 2011	31 December 2010	31 March 2010
USDNOK	5.51	5.86	5.98
EURNOK	7.83	7.81	8.03

Income tax was NOK 34.2 billion in the first quarter of 2011, equivalent to an effective tax rate of 68.0%, compared to NOK 26.8 billion in the first quarter of 2010, equivalent to an effective tax rate of 70.6%. The variance in effective tax rates between the periods is mainly explained by capital gain and the reversal of cost accruals for onerous contracts in the first quarter of 2011 with lower than average tax rates. The decreased effective tax rate in the first quarter of 2011 was also caused by higher deferred tax income in the first quarter of 2011 compared to the first quarter of 2010 related to currency effects in companies that are taxable in other currencies than the functional currency. This was partly offset by operating losses in entities which are subject to lower than average tax rate and relatively higher income from the NCS which is subject to higher than average tax rates.

In the first quarter of 2011, income before tax amounted to NOK 50.2 billion, while taxable income was estimated to be NOK 3.8 billion higher. The estimated difference of NOK 3.8 billion arose in companies that are taxable in other currencies than the functional currency. The tax effect of this estimated difference contributed to a tax rate of 68.1%. Management provides an alternative tax measure that excludes items not directly related to underlying operational performance. Adjusted earnings after tax, which exclude net financial items and tax on net financial items, is an alternative measure which provides an indication of Statoil's tax exposure to its underlying operational performance in the period, and management believes that this measure better facilitates a comparison between periods.

Composition of tax expense and effective tax rate in the first quarter of 2011	Before tax	Tax	Tax rate	After tax
Adjusted earnings	47.3	(35.4)	75 %	11.9
Adjustments	(3.4)	(1.7)	(49 %)	(5.1)
Net operating income	50.7	(33.7)	66 %	17.0
Financial items	(0.5)	(0.5)	>(100%)	(1.0)
Total	50.3	(34.2)	68 %	16.1

Adjusted earnings after tax in the first quarter of 2011 were NOK 11.9 billion, down from NOK 12.1 billion in the first quarter of 2010. The tax rate on adjusted earnings was 74.8% and 68.8% in the first quarter of 2011 and 2010, respectively. The variance in tax rate on adjusted earnings between the periods is mainly explained by relatively higher adjusted earnings from the NCS in the first quarter of 2011 compared with the first quarter of 2010. Income from the NCS is subject to a marginal tax rate of 78%. The increased tax rate on adjusted earnings in the first quarter of 2011 was also caused by increased tax rate on adjusted earnings from International D&P, due to relatively higher adjusted earnings from high tax regimes and exploration costs with lower than average tax rate.

Adjusted earnings by segment are stated in the table below. The composition of Statoil's reportable segments was changed on the basis of the new corporate structure implemented with effect from 1 January 2011, see note 2 to the Interim Financial Statements.

Adjusted earnings after tax by segment	First quarter					
	2011			2010		
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after-tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after-tax
D&P Norway	39.4	29.7	9.7	29.1	21.6	7.5
D&P International	5.2	3.8	1.4	4.5	1.8	2.6
Marketing, Processing & Renewable energy	2.7	2.0	0.6	5.1	3.3	1.8
Fuel & Retail	0.3	0.1	0.2	0.4	0.2	0.2
Other	(0.4)	(0.2)	(0.1)	(0.2)	(0.3)	0.1
Adjusted earnings [11]	47.3	35.4	11.9	38.9	26.7	12.1

In the first quarter of 2011, **net income** was NOK 16.1 billion compared to NOK 11.1 billion last year. The 44% increase stems primarily from the increase in operating income caused by higher prices for both liquids and gas, gain on sale of assets, lower losses on net financial items. The increase was partly offset by lower volumes of liquids and gas sold, higher prices for volumes purchased, increased exploration expenses and higher income taxes.

In the first quarter of 2011, **earnings per share** was NOK 5.02 compared to NOK 3.49 in the first quarter of 2010.

Cash flows provided by operations amounted to NOK 20.4 billion in the first quarter of 2011, while cash flows from underlying operations were NOK 56.7 billion. Cash flows used in investing activities in the first quarter of 2011 were NOK 8.7 billion.

OUTLOOK

Statoil expects **equity production** in 2011 to be around the 2010 level, or slightly below. Equity production for 2012 is expected to grow with around 3% Compound Annual Growth Rate (CAGR) based on the actual 2010 equity production [13]. Commercial considerations related to gas sales activities, operational regularity, the timing of new capacity coming on stream and gas off take represent the most significant risks related to the production guidance.

Planned turnarounds are expected to have a large impact during the second quarter of 2011 resulting in lower production of around 100 mboe per day in the quarter, of which approximatley 70% are liquids. In total the turnarounds are estimated to have a negative impact on the equity production of around 50 mboe per day for the full year 2011, of which most are liquids.

Organic capital expenditures for 2011 i.e. excluding acquisitions and capital leases, are estimated at around USD 16 billion.

Statoil has an ambition for the **unit of production cost** to be in the top quartile in the peer group.

The Company will continue to mature its large portfolio of exploration assets and expects to complete around 40 wells with a total **exploration activity** level in 2011 of around USD 3 billion, excluding signature bonuses.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

RISK UPDATE



INDICATIVE EFFECTS ON 2011 RESULTS

(NOK billion)

6 / 20	Oil price: + USD 10/bbl
6 / 22	Gas price: + NOK 0.50/scm
5 / 19	Exchange rate: USDNOK +0.50 (P&L effect excl finance)

The sensitivity analysis shows the estimated 12 months effect of changes in parameters. The changes in parameters **do not** have the same probability.

■ Net income effect
■ Net operating income effect before tax

Risk factors

The results of operations largely depend on a number of factors, most significantly those that affect the price obtained in NOK for products sold. Specifically, such factors include the level of liquids and natural gas prices, trends in the exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2010 and the 2010 Annual Report on Form 20-F for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management

Statoil has policies in place to manage risk for commercial and financial counterparties by the use of derivatives and market activities in general. The group's exposure towards financial counterparties is considered to have an acceptable risk profile.

The markets for short- and long-term financing are currently considered to function comfortably for borrowers with Statoil's credit standing and general characteristics. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short-term certificates with minimum single A-rating, or with banks with minimum single A-rating.

In accordance with our internal credit rating policy, we assess counterparty credit risk annually and assess counterparties identified as high risk more frequently. The internal credit ratings reflect our assessment of the counterparties' credit risk.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

First quarter

The total recordable injury frequency was 4.9 in the first quarter of 2011 compared to 4.5 in the first quarter of 2010. The serious incident frequency was 1.2 in the first quarter of 2011, the same as in first quarter of 2010. Total number of serious incidents was 40 in the first quarter, 10 of these happened in Statoil Fuel and Retail. There were no fatal accidents in the first quarter of 2011.

The volume of oil spills increased from 6 cubic metres in the first quarter of 2010 to 12 cubic metres in the first quarter of 2011. The number of oil spills decreased from 79 spills in the first quarter of 2010 to 71 in the first quarter of 2011.

	First quarter		Year
HSE	2011	2010	2010
Total recordable injury frequency	4.9	4.5	4.2
Serious incident frequency	1.2	1.2	1.4
Accidental oil spills (number)	71	79	374
Accidental oil spills (volume, cubic metres)	12	6	44

DEVELOPMENT AND PRODUCTION NORWAY

IFRS income statement (in NOK billion)	First quarter 2011	First quarter 2010	Change	Full year 2010
Total revenues and other income	52.4	42.1	24 %	170.7
Operating expenses and selling, general and administrative expenses	5.4	6.3	(14 %)	23.6
Depreciation, amortisation and net impairment losses	7.1	6.1	16 %	26.0
Exploration expenses	1.3	1.1	16 %	5.5
Total operating expenses	13.8	13.5	2 %	55.1
Net operating income	38.6	28.6	35 %	115.6

Adjusted earnings [11] (in NOK billion)	First quarter 2011	First quarter 2010	Change	Full year 2010
Adjusted Total revenues and other income	53.7	42.4	27 %	167.2
Adjusted operating expenses and selling, general and administrative expenses	5.9	6.1	(3 %)	23.8
Adjusted depreciation, amortisation and net impairment losses	7.1	6.1	16 %	26.0
Adjusted Exploration expenses	1.3	1.1	16 %	5.5
Adjusted earnings [11]	39.4	29.1	35 %	111.9

Operational data	First quarter 2011	First quarter 2010	Change	Full year 2010
Prices:				
Liquids price (USD/bbl)	100.4	73.5	37 %	76.3
Liquids price (NOK/bbl)	574.5	431.0	33 %	461.0
Transfer price natural gas (NOK/scm)	1.56	1.13	38 %	1.27
Liftings:				
Liquids (mboe per day)	670	772	(13 %)	711
Natural gas (mboe per day)	739	769	(4 %)	669
Total liquids and gas liftings (mboe per day)	1,409	1,541	(9 %)	1,380
Production:				
Entitlement liquids (mboe per day)	705	777	(9 %)	704
Entitlement natural gas (mboe per day)	739	769	(4 %)	669
Total entitlement liquids and gas production (mboe per day)	1,444	1,546	(7 %)	1,374

First quarter

- *Revenues were positively impacted by a 33% increase in liquids prices measured in NOK.*
- *Production decreased by 7% compared to the first quarter of 2010.*
- *High project activity with three sanctioned projects in the period.*
- *Seven exploration wells completed in the period, three new discoveries.*

OPERATIONAL REVIEW

Average daily production of liquids decreased from 777 mboe per day in the first quarter of 2010 to 705 mboe per day in the first quarter of 2011. The decrease in production is mainly related to Oseberg and Kristin, and due to reduced water injection at Gullfaks. This is partly offset by new production at Vega, Gjøa, Morvin and increased production at Tyrihans. In addition, expected reductions due to natural decline on mature fields contributed to the decrease.

Average daily production of gas decreased from 769 mboe per day in the first quarter of 2010 to 739 mboe per day in the first quarter of 2011. The decrease was mainly related to gas production at Oseberg moved to end of the year, a 13 day unplanned shut-down at Snøhvit, CO2 restrictions at Kårstø and a gas leakage in a compressor at Oseberg. This is partly offset by new production from Vega and Gjøa, new producing wells at Njord, redelivery of gas from Gullfaks to Tordis and operational challenges at Ormen Lange in 2010.

Average daily lifting of liquids decreased from 772 mboe per day in the first quarter of 2010 to 670 mboe per day in the first quarter of 2011.

Exploration expenditure (including capitalised exploration expenditure) increased by NOK 0.7 billion from NOK 1.1 billion in the first quarter of 2010 to NOK 1.8 billion in the first quarter of 2011. This was mainly due to increased number of wells being drilled in the first quarter of 2011 compared to the same period last year. In the first quarter of 2011, seven wells were completed and three wells were announced as discoveries.

FINANCIAL REVIEW

In the first quarter of 2011, **net operating income** for Development and Production Norway was NOK 38.6 billion compared to NOK 28.6 billion in the first quarter of 2010. The increase is mainly attributable to increased oil and gas prices, partly offset by decreased oil and gas lifting as well as a lower USD/NOK exchange rate.

In the first quarter of 2011, an unrealised gain on derivatives (NOK 0.3 billion) had a positive impact on net operating income, while underlift (NOK 1.0 billion) and a change in future settlement related to a sale of a licence share (NOK 0.1 billion) had a negative impact on net operating income. In the first quarter of 2010, underlift (NOK 0.3 billion) and unrealised loss on derivatives (NOK 0.2 billion) had a negative impact on net operating income.

Adjusted for these items, **adjusted earnings** were NOK 39.4 billion in the first quarter of 2011, compared to NOK 29.1 billion in the same period last year. The increase was mainly due to higher realised prices of liquids and natural gas measured in NOK, which positively impacted adjusted earnings by NOK 14.1 billion. This was partly offset by decreased production of oil and natural gas that impacted adjusted earnings negatively by NOK 3.3 billion.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 1.0 billion compared to same the period last year, mainly due to new fields with high depreciation and updated removal/abandonment estimates, partly offset by the impact of lower production.

Adjusted operating expenses and selling, general and administrative expenses decreased by NOK 0.2 billion compared to the same period last year, mainly due to reduced costs for well maintenance and the purchase of gas for re-injection on Grane.

Adjusted exploration expenses have increased by NOK 0.2 billion in the first quarter of 2011 compared to the same period last year. The increase is mainly related to a higher number of wells being drilled, partly offset by higher capitalised exploration cost. In addition, expensed exploration costs from previous periods have decreased, mainly caused by the Caurus well being expensed in the first quarter of 2010.

Important events since last quarter:
- Vigdis NE and Katla fast track projects were sanctioned, the plans for development and operation (PDO) were submitted to the Norwegian Ministry of Petroleum and Energy in April.
- The Ormen Lange mid North project was sanctioned.
- On 1 April Statoil announced a significant oil discovery on the Skrugard prospect in the Barents Sea.
- Holdings in 11 new production licences have been awarded to Statoil in the 21st licensing round on the Norwegian continental shelf, of which eight are operatorships
- Heidrun redetermination leads to increased ownership for Statoil of 0.87%.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

IFRS income statement (in NOK billion)	First quarter 2011	First quarter 2010	Change	Full year 2010
Total revenues and other income	18.4	13.9	32 %	51.0
Operating expenses and selling, general and administrative expenses	2.6	3.1	(15 %)	11.4
Depreciation, amortisation and net impairment losses	3.5	3.8	(8 %)	16.7
Exploration expenses	2.2	2.1	5 %	10.3
Total operating expenses	8.3	9.0	(8 %)	38.4
Net operating income	10.0	4.9	>100 %	12.6

Adjusted earnings [11] (in NOK billion)	First quarter 2011	First quarter 2010	Change	Full year 2010
Adjusted Total revenues and other income	13.7	12.7	8 %	49.9
Adjusted operating expenses and selling, general and administrative expenses	2.7	2.6	6 %	11.1
Adjusted depreciation, amortisation and net impairment losses	3.5	3.8	(8 %)	14.9
Adjusted exploration expenses	2.2	1.8	22 %	10.1
Adjusted earnings [11]	5.2	4.5	16 %	13.8

Operational data	First quarter 2011	First quarter 2010	Change	Full year 2010
Prices:				
Liquids price (USD/bbl)	102.1	75.0	36 %	76.8
Liquids price (NOK/bbl)	583.9	439.4	33 %	464.2
Liftings:				
Liquids (mboe per day)	211	306	(31 %)	258
Natural gas (mboe per day)	78	82	(5 %)	68
Total liquids and gas liftings (mboe per day)	289	387	(25 %)	327
Production:				
Entitlement liquids (mboe per day)[6]	243	288	(16 %)	263
Entitlement natural gas (mboe per day)	78	82	(5 %)	68
Total entitlement liquids and gas production (mboe per day)	321	370	(13 %)	332
Total equity gas production (mboe per day)	108	116	(7 %)	97
Total equity liquids production (mboe per day)	419	441	(5 %)	417
Total equity liquids and gas production (mboe per day)	527	557	(5 %)	514

First quarter

- Revenues were positively impacted by a 33% increase in liquids prices measured in NOK.
- Equity production decreased by 5% compared to the first quarter of 2010.
- Entitlement production decreased by 13% compared to the first quarter last year.
- The Kai Kos Dehseh oil sand sale in Canada was completed. A gain of NOK 5.6 billion before tax on the sale of the divested 40% interest is reflected in the period and the remaining ownership interest of 60% is accounted for as a jointly controlled entity under the equity method.

Average daily entitlement production of liquids and gas was 321 mboe per day in the first quarter of 2011, compared to 370 mboe per day in the first quarter of 2010.

The decrease in entitlement production was due to lower equity production in the first quarter of 2011 and a higher negative effect from Production Sharing Agreements (PSA). The PSA effect on entitlement production was 206 mboe per day in the first quarter of 2011, compared to 187 mboe in the first quarter of 2010. The increase in PSA effect was due to lower cost oil due to higher prices and changes in profit tranches on some fields in 2010.

Average daily equity production of liquids decreased from 441 mboe per day in the first quarter of 2010 to 419 mboe per day in the first quarter of 2011. The decrease in liquids production was mainly due to decline and operational issues in Angola, lower nominations from Shah Deniz in Azerbaijan, decreased production from Terra Nova in Canada, and suspended production in Libya. The decrease was partly offset by increased production from Agbami due to increased ownership share in the first quarter of 2011 compared to the first quarter of 2010.

Average daily equity production of gas decreased from 116 mboe per day in the first quarter of 2010 to 108 mboe per day in the first quarter of 2011. The decrease was mainly due to lower nominations from Shah Deniz in Azerbaijan, and lower production from the Independence Hub fields (Q Gas, San Jacinto and Spiderman). The decrease was partly offset by increased production from Marcellus with increased number of wells online.

Average daily lifting of liquids and gas decreased from 387 mboe per day in the first quarter of 2010 to 289 mboe per day in the first quarter of 2011.

Exploration expenditure (including capitalised exploration expenditure) amounted to NOK 2.5 billion both in the first quarter of 2011 and in the first quarter of 2010. In the first quarter of 2011 there was an increase in exploration expenditures mainly due to higher activity compared to the first quarter of 2010, and more expensive wells with higher Statoil share in the first quarter of 2011 compared to the same period last year. The increase was completely offset by lower drilling activity in the Gulf of Mexico, and by drilling related to the Canadian Kai Kos Dehseh oil sands being accounted for as a jointly controlled entity under the equity method in the first quarter of 2011.

In the first quarter of 2011, three wells were completed. No wells were announced as discoveries. In the first quarter of 2010, six exploration and appraisal wells were completed and one well was announced as discovery.

In the US Gulf of Mexico, Statoil has over the past months worked to comply with the new requirements. Statoil has received two deep water drilling permits after the suspension of drilling following the Macondo incident. Statoil received permits to drill the Cobra and Logan prospects in the deep water Gulf of Mexico. Drilling is expected to start during the second quarter of 2011.

FINANCIAL REVIEW

In the first quarter of 2011, **net operating income** for Development and Production International was NOK 10.0 billion compared to NOK 4.9 billion in the same period last year.

Net operating income in the first quarter of 2011 was negatively impacted by an underlift of NOK 0.7 billion and unrealised loss on derivatives of NOK 0.1 billion. A gain on sale of assets of NOK 5.6 billion had a positive effect on net operating income. In the first quarter of 2010, an overlift of NOK 0.7 billion positively impacted net operating income, while impairment losses of NOK 0.3 billion negatively impacted net operating income.

Adjusted for these items, **adjusted earnings** in the first quarter of 2011 and 2010 were NOK 5.2 billion and NOK 4.5 billion, respectively. Increased realised liquids and gas prices measured in NOK impacted adjusted earnings positively by NOK 2.9 billion. This effect was partly offset by reduced entitlement production, which impacted adjusted earnings negatively by NOK 1.8 billion, and increased exploration costs of NOK 0.4 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by 6% from the first quarter of 2010 to the first quarter of 2011. The increase was mainly due to preparation for operations on the Peregrino offshore field in Brazil.

Adjusted depreciation, amortisation and net impairment losses were NOK 3.5 billion in the first quarter of 2011, compared to NOK 3.8 billion in the first quarter of 2010. The decrease was mainly due to lower production and an increase in reserves.

Adjusted exploration expenses were NOK 2.2 billion in the first quarter of 2011, compared to NOK 1.8 billion in the first quarter of 2010. The increase of NOK 0.4 billion was mainly related to an increase in expensed exploration from previous periods, and increased field development costs. These effects were partly offset by reduced exploration expenses due to the Canadian oil sands drilling being accounted for as a jointly controlled entity under the equity method in the first quarter of 2011.

Important events since last quarter
- On 27 January Statoil announced that the partners in In Salah gas joint venture in Algeria have approved the plans for the In Salah Southern Fields development.
- On 28 March Statoil became the partner in the Marine Well Containment Company (MWCC), an organisation committed to improving capabilities for containing a potential future underwater well control incident in the US Gulf of Mexico.
- On 9 April the Statoil operated Peregrino offshore field in Brazil started production.
- On 14 April Statoil's sale of 40% of the Peregrino offshore field in Brazil to Sinochem Group was formally closed.
- On 14 April Statoil announced a new oil discovery in the Peregrino South structure.

MARKETING, PROCESSING AND RENEWABLE ENERGY

IFRS income statement (in NOK billion)	First quarter 2011	First quarter 2010	Change	Full year 2010
Total revenues and other income	137.1	120.8	13 %	493.3
Purchase [net of inventory variation]	128.4	106.9	20 %	452.1
Operating expenses and selling, general and administrative expenses	6.6	7.5	(12 %)	29.2
Depreciation, amortisation and net impairment losses	(0.0)	0.7	>(100 %)	5.9
Total operating expenses	134.9	115.1	17 %	487.2
Net operating income	2.2	5.8	(62 %)	6.1

Adjusted earnings [11] (in NOK billion)	First quarter 2011	First quarter 2010	Change	Full year 2010
Adjusted Total revenues and other income	140.0	120.1	17 %	498.8
Adjusted purchase [net of inventory variation]	129.2	107.4	20 %	452.7
Adjusted operating expenses and selling, general and administrative expenses	7.3	7.0	4 %	28.3
Adjusted depreciation, amortisation and net impairment losses	0.9	0.7	19 %	3.0
Adjusted earnings [11]	2.7	5.1	(47 %)	14.8

Operational data	First quarter 2011	First quarter 2010	Change	Full year 2010
Refining margin (reference margin, USD/bbl)	2.6	3.9	(32 %)	3.9
Contract price methanol (EUR/tone)	315	235	34 %	254
Natural gas sales Statoil entitlement (bcm)	11.2	11.6	(3 %)	41.7
Natural gas sales (third-party volumes) (bcm)	2.8	2.5	12 %	2.9
Natural gas sales (bcm)	14.0	14.1	(1 %)	14.5
Natural gas sales on commission	0.3	0.4	(25 %)	0.3
Natural gas price (NOK/scm)	1.97	1.64	20 %	1.84
Transfer price natural gas (NOK/scm)	1.56	1.13	38 %	1.48
Regularity at delivery point	100 %	100 %	0 %	100 %

The previously *reported FCC refining margin has been replaced by a new Reference margin. The reference margin is a typical, average gross margin of our two refineries, Mongstad and Kalundborg. It has a higher correlation with our actual margins.*

First quarter

- *Significant increase in oil and gas prices compared to the first quarter of 2010.*
- *Weaker results in Crude oil marketing and trading in a difficult market, including losses this quarter on overall profitable trading strategies.*
- *Weaker results in Natural gas mainly due to lower margin from our short term gas sales increase.*
- *Low refining margins compared to the first quarter of 2010.*

OPERATIONAL REVIEW

Natural gas sales volumes in the first quarter of 2011 were 14.0 billion standard cubic metres (bcm), compared to 14.1 bcm in the first quarter of 2010. Of total gas sales in the first quarter of 2011, entitlement gas amounted to 11.2 bcm gas and 1.1 bcm was related to the Norwegian State's direct financial interest (SDFI) share of US gas sales. In the first quarter of 2010, 11.6 bcm of total sales was entitlement gas and 1.0 bcm was SDFI share of US gas sales.

In the first quarter of 2011 the **volume weighted average sales** price was NOK 1.97 per scm (USD 9.43 per million British thermal units), compared to NOK 1.64 per scm (USD 7.85 per million British thermal units) in the first quarter of 2010, an increase of 20%. The increase is due to increase in gas prices linked to oil products as well as gas indexed prices.

Refinery throughput in the first quarter of 2011 was higher than in the first quarter of 2010 due to higher on stream factor and capacity utilisation at the Mongstad refinery. This was partly offset by the Kalundborg refinery, which had lower on stream factor and capacity utilisation in the first quarter of 2011 compared to the first quarter of 2010.

Methanol production in the first quarter of 2011 was 3% higher than in the first quarter of 2010 due to improved on stream factor and capacity utilisation.

FINANCIAL REVIEW

In the first quarter of 2011 **net operating income** for Marketing, Processing and Renewable Energy was NOK 2.2 billion compared to NOK 5.8 billion in the first quarter of 2010.

Net operating income in the first quarter of 2011 included a reversal of a provision and an impairment in connection with the Cove Point regasification terminal in the US (NOK 1.6 billion), gain on our operational storage (NOK 0.8 billion), and loss on derivatives (NOK 2.8 billion). Net operating income in the first quarter of 2010 included a gain on our operational storage (NOK 0.5 billion), a gain on derivatives (NOK 0.5 billion) and reversal of prior period impairments (NOK 0.2 billion), and a provision for an onerous contract (NOK 0.5 billion).

Adjusted for these items, **adjusted earnings** were NOK 2.7 billion in the first quarter of 2011, compared to NOK 5.1 billion in the first quarter of 2010. The decrease was due to weaker results from marketing and trading of natural gas and gas liquids, lower refining margins and lower results from Gassled.

Adjusted total revenues and other income were up 17% to NOK 140.0 billion due to higher prices for crude, other oil products and gas, but were partly offset by lower volumes of oil and gas sold. **Adjusted purchase** [net of inventory variation] was up 20% to NOK 129.2 due to the same factors.

Adjusted operating expenses and selling, general and administration expenses were up 4% to NOK 7.3 billion. The increase is mainly due to operation of the new combined heat and power plant (CHP) plant at Mongstad, new operations in connection with the marketing activity related to the oil sand activity in Canada, partly offset by reduced storage and transportation costs. **Adjusted depreciation, amortisation and net impairment losses** were up 19% to NOK 0.9 billion due to new Mongstad refinery units (inter alia the CHP plant) starting up late 2010 and early 2011.

Adjusted earnings in **Natural gas processing and transport** were NOK 1.3 billion in the first quarter of 2011, compared to NOK 1.6 billion in the first quarter of 2010. The reduction was mainly due to reduced ownership share in Gassled from 32.1% in first quarter of 2010 to 28.5% in first quarter of 2011. In addition, the tariffs in Gassled were reduced.

Adjusted earnings in **Natural gas marketing and trading** were NOK 2.0 billion in the first quarter of 2011, compared to NOK 3.0 billion in the first quarter of 2010. The reduction was mainly due to lower margin from our gas sales caused by lower contribution from short term sales, as prices realised in the first quarter of 2010 were well above the spot prices in the liquid markets.

Adjusted earnings in **Crude oil processing, marketing and trading** were a loss of NOK 0.4 billion in the first quarter of 2011, compared to positive adjusted earnings of NOK 0.6 billion in the first quarter of 2010. The reduction was mainly due to weaker results from trading of gas liquids in a challenging market, and lower refining margins, but partly offset by higher methanol prices.

Important events since last quarter:
- Statoil has announced that it was considering a partial divestment of our shares in the gas transport consortium Gassled on the NCS.
- Statoil has entered into a long term sales contract for marketing of a significant part of the Peregrino volumes.

FUEL & RETAIL

IFRS income statement	First quarter			Full year
(in NOK billion)	2011	2010	Change	2010
Total revenues and other income	16.9	15.3	11 %	65.9
Purchase [net of inventory variation]	14.5	12.5	17 %	54.8
Operating expenses and selling, general and administrative expenses	1.8	1.8	0 %	7.4
Depreciation, amortisation and net impairment losses	0.3	0.3	0 %	1.3
Total operating expenses	16.6	14.6	14 %	63.5
Net operating income	0.3	0.7	(49 %)	2.4

First quarter

At the end of the first quarter of 2011, Statoil's ownership interest in Statoil Fuel & Retail ASA was 54%.

OPERATIONAL REVIEW

Road transportation fuel volumes for the first quarter of 2011 were almost at the same level as first quarter 2010. As part of the network optimisation in Scandinavia, the number of stations decreased by 32. Central & Eastern Europe expanded with 16 new service stations, compared with the same quarter last year.

Road transportation fuel unit margins in the first quarter of 2011 were NOK 0.6 per litres, which was an increase of 8% compared with the same period last year. The increase in road transportation fuel unit margins was mainly driven by Scandinavia, where positive effects from micro market pricing more than offset challenges represented by increased refined oil product prices. In Central and Eastern Europe, high demand sensitivity to fuel prices put pressure on the ability to pass on rising refined oil product prices to the consumers and increased competition from the grey market.

FINANCIAL REVIEW

In the first quarter of 2011 **net operating income** was NOK 0.3 billion, compared to NOK 0.7 billion in the first quarter of 2010. The decrease was primarily explained by increased operating expenses and a gain of NOK 0.3 million from the sale of Swedegas in 2010.

Total revenues and other income increased from NOK 15.3 billion in the first quarter of 2010 to NOK 16.9 billion in the first quarter of 2011 driven by higher underlying refined oil products prices. In the first quarter of 2010, other income included a gain from the sale of Swedegas of NOK 0.3 billion.

Purchase [net of inventory variation] increased from NOK 12.5 billion in the first quarter of 2010 to NOK 14.5 billion in the first quarter of 2011, explained by higher underlying refined oil products prices.

Operating expenses and selling, general and administrative expenses were NOK 1.8 billion in the first quarter of 2011 compared to the same level of NOK 1.8 billion in the first quarter of 2010.

Depreciation, amortisation and net impairment losses remained at the same level in the first quarter of 2011 compared to the first quarter of 2010.

LIQUIDITY AND CAPITAL RESOURCES

First quarter

Cash flows provided by operations amounted to NOK 20.4 billion in the first quarter of 2011, compared to NOK 24.5 billion in the first quarter of 2010. The NOK 4.1 billion decrease was mainly due to higher taxes paid of NOK 3.1 billion and changes in financial investments and derivatives of NOK 9.9 billion. These effects were partly offset by higher cash flows from underlying operations of NOK 7.1 billion and positive changes in working capital of NOK 2.3 billion, compared to the first quarter of 2010.

Condensed cash flow statement	First quarter			Full year
(in NOK billion)	2011	2010	Change	2010
Cash flows from underlying operations	56.7	49.6	7.1	190.1
Cash flows from (to) changes in working capital	(4.7)	(7.0)	2.3	(9.7)
Changes in financial investments and derivatives	(13.2)	(3.3)	(9.9)	(5.1)
Taxes paid	(15.9)	(12.8)	(3.1)	(92.3)
Other changes	(2.6)	(2.0)	(0.5)	(2.2)
Cash flows provided by operations	20.4	24.5	(4.1)	80.8
Additions to PP&E and intangible assets	(17.4)	(19.9)	2.5	(78.3)
Proceeds from sales (including prepayments)	11.3	0.7	10.6	6.0
Other changes	(2.7)	0.0	(2.7)	(4.0)
Cash flows used in investing activities	(8.7)	(19.1)	10.4	(76.2)
Net change in long-term borrowing	(0.3)	(2.7)	2.4	12.3
Net change in short-term borrowing	6.2	(0.6)	6.8	2.2
Dividends paid	0.0	0.0	0.0	(19.1)
Other changes	(0.2)	(0.0)	(0.2)	5.2
Cash flows used in financing activities	5.7	(3.4)	9.1	0.6
Net increase (decrease) in cash flows	17.4	2.0	15.4	5.2

Cash flows used in investing activities amounted to NOK 8.7 billion in the first quarter of 2011, compared to NOK 19.1 billion in the first quarter of 2010. The NOK 10.4 billion decrease stems mainly from higher proceeds from sale of assets of 10.6 billion, mainly related to payments from the sale of interests in the Kai Kos Dehseh oil sands in Canada.

Gross investments, defined as additions to property, plant and equipment (including capitalised financial lease), capitalised exploration expenditure, intangible assets, long-term share investments and non-current loans granted, were NOK 24.8 billion in the first quarter of 2011, compared to NOK 21.2 billion in the first quarter of 2010.

Gross investments	First quarter			Full year
(in NOK billion)	2011	2010	Change	2010
- Development & Production Norway	8.9	7.2	23 %	31.9
- Development & Production International *	13.0	12.6	3 %	44.4
- Marketing, Processing & Renewable energy	1.0	1.1	(12 %)	6.3
- Fuel & Retail	0.1	0.0	>100 %	0.8
- Other	1.8	0.2	>100 %	1.0
Gross investments	24.8	21.2	17 %	84.4

*NOK 3.8 billion is transfer from equity accounted investment to assets in the first quarter of 2011.

Cash flows used in investing activities and gross investments have been reconciled in the table below.

Reconciliation of cash flow to gross investments (in NOK billion)	First quarter 2011	2010	Full year 2010
Cash flows to investments	8.7	19.1	76.2
Proceeds from sales of assets	11.3	0.7	6.0
Financial lease	1.8	1.7	1.4
Transfer from equity accounted investment to assets	3.8	0.0	0.0
Other changes in non-current loans granted and JV balances	(0.8)	(0.3)	0.8
Gross investments	24.8	21.2	84.4

Cash flows provided by financing activities in the first quarter of 2011 amounted to NOK 5.7 billion, compared to cash flows used of NOK 3.4 billion in the first quarter of 2010. The NOK 9.1 billion change was mainly related to a reduction in repayments of long-term borrowing of NOK 2.4 billion and the increase in short-term borrowing of NOK 6.8 billion.

Gross financial liabilities (non-current and current financial liabilities) were NOK 112.1 billion at 31 March 2011, compared to NOK 103.3 billion at 31 March 2010. The NOK 8.8 billion increase was mainly due to an increase in current financial liabilities of NOK 9.7 billion, of this NOK 4.2 is related to commercial paper liabilities, NOK 1.1 billion increased collateral liabilities and NOK 3.8 billion increased current portion of bonds issued.

At 31 March 2011 a financial lease of NOK 7.6 billion related to a Peregrino FPSO was reclassified from non-current bonds, bank loans and finance lease liabilities to held-for-sale, correspondingly the financial lease of NOK 9.0 billion was included in non-current financial liabilities at 31 March 2010.

Net financial liabilities [10] were NOK 55.2 billion at 31 March 2011, compared to NOK 74.5 billion at 31 March 2010. The decrease of NOK 19.3 billion was mainly related to an increase in cash and cash equivalents and current financial investments of NOK 33.8 billion, partly offset by an increase in gross financial liabilities of NOK 8.8 billion and a change in adjustments to net interest-bearing debt of NOK 5.7 billion.

The net debt to capital employed ratio [1] was 18.9% at 31 March 2011, compared to 25.6% at 31 March 2010. The 6.7% decrease was mainly related to a decrease in net financial liabilities of NOK 20.9 billion. In the calculation of net interest-bearing debt, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures.[2]

Cash, cash equivalents and current financial investments amounted to NOK 71.5 billion at 31 March 2011, compared to NOK 37.7 at 31 March 2010. The NOK 33.8 billion increase reflects the high cash flow from operations in combination with high investment activity during 2011 and 2010. Cash and cash equivalents were NOK 46.2 billion at 31 March 2011, compared to NOK 27.6 billion at 31 March 2010. Current financial investments, which are part of our cash management, amounted to NOK 25.3 at 31 March 2011, compared to NOK 10.1 billion at 31 March 2010.

Current items (total current assets less total current liabilities) increased by NOK 33.5 billion from positive NOK 7.1 billion at 31 March 2010 to positive NOK 40.6 billion at 31 March 2011. The change was due to increases in current receivables such as trade and other receivables of NOK 34.7 billion, inventories of NOK 7.2 billion, financial investments of NOK 15.2 billion and cash and cash equivalents NOK 18.6 billion partly offset by increases in current liabilities such as trade and other payables of NOK 19.1 billion, current taxes payable of NOK 10.3 billion and financial liabilities of NOK 9.7 billion.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial performance - Use and reconciliation of Non-GAAP measures in Statoil's 2010 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- Adjusted earnings
- Adjusted earnings after tax
- Adjusted production cost
- Net debt to capital employed ratio

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:
- Adjustments are made for changes in the unrealised **fair value of derivatives** not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
- **The commercial storage** is hedged in the paper market. The commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.
- **Over/underlift** is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show earnings based upon the production for the period which management believes better reflects operational performance.
- **Operational storage** includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
- **Impairment** and **reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. (Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortisation and impairment line items.)
- **Gain or loss from sale of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Other items of income and expense** are also adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure **adjusted earnings after tax** excludes net financial items (the principle line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitably on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjusted to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

Reconcilliation of overall operating expenses to production cost	For the three months ended				
		2011			2010
(in NOK billion)	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
Operating expenses, Statoil Group	13.4	13.5	12.8	15.6	15.7
Deductions of costs not relevant to production cost calculation					
1) Business Areas non-upstream	6.2	5.5	5.0	7.9	7.1
Total operating expenses upstream	7.2	8.0	7.8	7.7	8.6
2) Operation over/underlift	(0.7)	0.6	0.0	(0.4)	0.6
3) Transportation pipeline/vessel upstream	1.3	1.1	1.0	1.1	1.2
4) Miscellaneous items	0.2	(0.5)	0.2	0.4	0.4
Total operating expenses upstream excl. over/underlift & transportation	6.5	6.8	6.5	6.6	6.5
Total production costs last 12 months	26.3	26.3	26.3	26.2	26.0
5) Grane gas purchase	0.1	0.1	0.2	0.2	0.2
6) Restructuring costs from the merger	0.0	(0.4)	0.0	0.0	0.0
7) Change in ownership interest	0.1	(0.0)	0.0	0.0	0.0
Total operating expenses upstream for adjusted cost per barrel calculation	6.2	7.1	6.3	6.3	6.2

Production cost summary	Entitlement production 31.Mar		Equity production 31.Mar	
(in NOK per boe)	2011	2010	2011	2010
Calculated production cost	43.7	40.0	39.3	36.6
Calculated production cost, excluding reversals of restructuring cost arising from the merger	44.4	40.4	39.9	36.9
Calculated production cost, excluding reversals of restructuring c osts and gas injection cost	43.0	39.1	38.7	35.8

The calculated **net debt to capital employed ratio** is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in NOK billion, except percentages)	31 March 2011	31 March 2010	Full year 2010
Total shareholders' equity	229.5	213.3	219.5
Non-controlling interests	6.9	1.9	6.9
Total equity and minority interest (A)	236.4	215.2	226.4
Short-term debt	14.8	5.1	11.7
Long-term debt	97.3	98.2	99.8
Gross interest-bearing debt	112.1	103.3	111.5
Cash and cahs equivalents	46.2	27.6	30.3
Current financial investments	25.3	10.1	11.5
Cash and cash equivalents and current financial investment	71.5	37.7	41.8
Net debt before adjustments (B1)	40.6	65.6	69.7
Other interest-bearing elements	9.6	5.7	6.2
Marketing instruction adjustment	(1.4)	(1.4)	(1.5)
Adjustment for project loan	(0.6)	(0.8)	(0.6)
Net interest-bearing debt (B2)	48.2	69.1	73.8
Normalisation for cash-build up before tax payment (50% of tax payment)	7.0	5.4	0.0
Net interest-bearing debt (B3)	55.2	74.5	73.8
Calculation of capital employed:			
Capital employed before adjustments to net interest-bearing debt (A+B1)	277.0	280.8	296.1
Capital employed before normalisation for cash build up for tax payment (A+B2)	284.6	284.3	300.2
Capital employed (A+B3)	291.6	289.7	300.2
Calculated net debt to capital employed:			
Net debt to capital employed before adjustments (B1/(A+B1)	14.7%	23.4%	23.5%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	16.9%	24.3%	24.6%
Net debt to capital employed (B3/(A+B3)	18.9%	25.7%	24.6%

Reconciliation of adjusted earnings to net operating income

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Statoil group

Items impacting net operating income (in NOK billion)	First quarter 2011	2010	Change
Net operating income	**50.7**	39.6	28 %
Total revenues and other income	(0.2)	(1.7)	(85 %)
Change in fair value of derivatives	(0.0)	(0.3)	(94 %)
Inefficient hedge of inventories	2.7	0.0	>100 %
Impairment of investments	0.0	0.0	-
Reversal of impairment of investments	0.0	(0.2)	(100 %)
Over/underlift	2.4	(1.1)	>(100 %)
Gain/Loss on sales of assets	(5.6)	(0.3)	>100 %
Provisions	0.0	0.0	-
Eliminations	0.3	0.2	50 %
Other Adjustments	0.0	0.0	-
Accrual for take of pay contract	0.0	0.0	-
Purchase net of inventory variation	(0.8)	(0.5)	60 %
Operational storage effects	(0.8)	(0.5)	60 %
Accrual for take of pay contract	0.0	0.0	-
Miscalleneous	0.0	0.0	-
Eliminations	0.0	0.0	-
Operating expenses	(0.8)	1.2	>(100 %)
Over/underlift	(0.8)	0.6	>(100 %)
Restructuring costs	0.0	0.0	-
Other adjustments	0.0	0.0	-
Accrual for take of pay contract	0.0	0.0	-
Eliminations	(0.2)	0.0	-
Gain/Loss on sales of assets	0.1	0.0	-
Provisions	0.0	0.5	(100 %)
Selling, general and administrative expenses	(0.7)	0.0	-
Restructuring costs	0.0	0.0	-
Other adjustments	0.0	0.0	-
Provisions	(0.7)	0.0	>(100 %)
Depreciation, amortisation and impairment	(0.9)	0.0	-
Impairment	0.0	0.0	-
Other adjustments	0.0	0.0	-
Reversal of impairment	(0.9)	0.0	>(100 %)
Exploration expenses	0.0	0.3	(100 %)
Impairment	0.0	0.3	(100 %)
Reversal of impairment	0.0	0.0	-
Other	0.0	0.0	-
Sum of adjustments	(3.4)	(0.7)	>100 %
Adjusted earnings	47.3	38.9	22 %

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income (in NOK billion)		First quarter	
		2011	2010
Net operating income (NOI)	A	50.7	39.6
Tax on NOI	B	33.7	27.6
NOI after tax	C = A-B	17.0	12.0
Adjustments	D	(3.4)	(0.7)
Tax on adjustments	E	1.7	(0.8)
Adjusted earnings after tax	F = C+D-E	11.9	12.1
Net financial items	G	(0.5)	(1.7)
Tax on net financial items	H	0.5	(0.8)
Net income	I = C+G-H	16.1	11.1

END NOTES

1. See table under report section "Net debt to capital employed ratio" for a reconciliation of capital employed. Statoil's first quarter 2011 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.
2. For a definition of non-GAAP financial measures, see report section "Use and reconciliation of non-GAAP measures".
3. The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
4. The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin though, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc.
5. A total of 17.0 mboe per day in the first quarter of 2011 and 12.0 mboe in the first quarter of 2010 represent our share of production in associated companies which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.
6. Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
7. Lifting of liquids corresponds to sales of liquids for Development & Production Norway and Development and Production International. Deviations from the share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.
8. The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas, excluding our share of operational costs and production in an associated company as described in end note 5.
9. Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) contract that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the Statoil share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.
10. Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. Net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of February, April, June, August, October and December each year.
11. These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP measures" for details.
12. Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

    Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (The State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

    All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.

13. The production guidance for 2012 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "believe", "continue", "could", "estimate", "expect", "intend", "likely", "may", "objective", "outlook", "plan", "propose", "should", "will" and similar expressions to identify forward-looking statements.

All statements other than statements of historical fact, including, among others, statements such as those regarding: expected equity production; regularity, efficiency and productivity goals for future operations and projects; our financial position, results of operations and cash flows; expected dividend; our future market position; business strategy; expected changes in ownership interests and structures; expected project development expenditures; plans for future development (including redevelopment) and operation of projects; reserve information; reserve recovery factors; future reserve replacement ratio; entitlement volumes; expected timing of resumption of certain exploration drilling in the US Gulf of Mexico; future ability to utilise and develop our expertise; future growth (including future production growth); our future ability to create value; oil and gas production forecasts; future composition and maturity of our exploration and project portfolios; exploration expenditure; expected exploration and development activities and plans; planned turnarounds and other maintenance; expected unit production cost; expected refining margins; expected gap between entitlement and equity volumes; expected impact of contractual arrangements on equity volumes; expected production and capacity of projects; projected impact of laws and regulations (including taxation laws); the impact of the uncertain world economy; expected capital expenditures; our expected ability to obtain short term and long term financing; our ability to manage our risk exposure; the projected levels of risk exposure with respect to financial counterparties; our ability to obtain financing at attractive funding cost levels; the expected impact of currency and interest rate fluctuations (including USD/NOK exchange rate fluctuations) on our financial position; oil, gas and alternative fuel price levels and volatility; oil, gas and alternative fuel supply and demand; the markets for oil, gas and alternative fuel; projected operating costs; the completion of acquisitions, disposals and other contractual arrangements; estimated values in use; estimated cash flows; estimated costs (including costs for plugging and abandonment of wells); estimated future operational leasing commitments; future number of vessels employed; estimated decline of mature fields; future market conditions; future utilisation of capacity contracts; our HSE objective; impact of PSA effects; and the obtaining of regulatory and contractual approvals, are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk update".

These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; interest rates; trading activities; the political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; changes in laws and governmental regulations; the lack of necessary transportation infrastructure when a field is in a remote location; the timing of bringing new fields on stream; material differences from reserves estimates; an inability to find and develop reserves; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; security breaches; the actions of competitors; our ability to successfully exploit growth opportunities; the actions of field partners; industrial actions by workers; failing to attract and retain senior management and skilled personnel; failing to meet our ethical and social standards; operational catastrophes; security breaches; natural disasters and adverse weather conditions and other changes to business conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's 2010 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this review, either to make them conform to actual results or changes in our expectations.

Interim financial statements

1st quarter 2011

CONSOLIDATED STATEMENT OF INCOME

(in NOK million)	For the three months ended 31 March		For the year ended 31 December
	2011 (unaudited)	2010 (unaudited)	2010
REVENUES AND OTHER INCOME			
Revenues	145,648	128,663	526,718
Net income from equity accounted investments	209	599	1,133
Other income	5,743	453	1,797
Total revenues and other income	151,600	129,715	529,648
OPERATING EXPENSES			
Purchases [net of inventory variation]	(70,114)	(57,423)	(257,427)
Operating expenses	(13,371)	(15,742)	(57,531)
Selling, general and administrative expenses	(2,876)	(2,607)	(11,081)
Depreciation, amortisation and net impairment losses	(11,051)	(11,138)	(50,608)
Exploration expenses	(3,469)	(3,222)	(15,773)
Total operating expenses	(100,881)	(90,132)	(392,420)
Net operating income	50,719	39,583	137,228
FINANCIAL ITEMS			
Net foreign exchange gains (losses)	629	(2,533)	(1,836)
Interest income and other financial items	1,444	888	3,175
Interest and other finance expenses	(2,537)	(39)	(1,751)
Net financial items	(464)	(1,684)	(412)
Income before tax	50,255	37,899	136,816
Income tax	(34,198)	(26,762)	(99,169)
Net income	16,057	11,137	37,647
Attributable to:			
Equity holders of the company	15,978	11,109	38,082
Non-controlling interest	79	28	(435)
	16,057	11,137	37,647
Earnings per share for income attributable to equity holders of the company - basic and diluted	5.02	3.49	11.94
Dividend declared and paid per ordinary share	-	-	6.00
Weighted average number of ordinary shares outstanding	3,182,967,726	3,183,185,317	3,182,574,787

See notes to the Interim financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in NOK million)	For the three months ended 31 March		For the year ended 31 December
	2011 (unaudited)	2010 (unaudited)	2010
Net income	16,057	11,137	37,647
Foreign currency translation differences	(5,799)	3,700	2,039
Actuarial gains (losses) on employee retirement benefit plans	(87)	784	(33)
Change in fair value of available for sale financial assets	(104)	0	209
Income tax effect on income and expense recognised directly in OCI	24	(641)	16
Other comprehensive income	(5,966)	3,843	2,231
Total comprehensive income	10,091	14,980	39,878
Attributable to:			
Equity holders of the parent company	10,012	14,952	40,313
Non-controlling interest	79	28	(435)
	10,091	14,980	39,878

See notes to the Interim financial statements.

CONSOLIDATED BALANCE SHEET

(in NOK million)	At 31 March 2011 (unaudited)	At 31 December 2010	At 31 March 2010 (unaudited)
ASSETS			
Non-current assets			
Property, plant and equipment	348,497	348,204	347,454
Intangible assets	42,005	39,695	59,977
Equity accounted investments	22,742	13,884	10,463
Deferred tax assets	2,217	1,878	1,548
Pension assets	7,833	5,265	5,920
Derivative financial instruments	19,363	20,563	18,041
Financial investments	14,783	15,357	14,359
Prepayments and financial receivables	4,835	4,510	5,138
Total non-current assets	462,275	449,356	462,900
Current assets			
Inventories	27,208	23,627	20,990
Trade and other receivables	72,718	76,139	61,095
Current tax receivable	1,132	1,076	76
Derivative financial instruments	6,420	6,074	4,825
Financial investments	25,353	11,509	10,102
Cash and cash equivalents	46,167	30,337	27,596
Total current assets	178,998	148,762	124,684
Assets classified as held for sale	23,084	44,890	0
TOTAL ASSETS	664,357	643,008	587,584

CONSOLIDATED BALANCE SHEET

(in NOK million)	At 31 March 2011 (unaudited)	At 31 December 2010	At 31 March 2010 (unaudited)
EQUITY AND LIABILITIES			
Equity			
Share capital	7,972	7,972	7,972
Treasury shares	(14)	(18)	(14)
Additional paid-in capital	41,538	41,789	41,582
Additional paid-in capital related to treasury shares	(738)	(952)	(756)
Retained earnings	180,885	164,935	157,217
Other reserves	(87)	5,816	7,268
Statoil shareholders' equity	229,556	219,542	213,269
Non-controlling interest	6,856	6,853	1,902
Total equity	236,412	226,395	215,171
Non-current liabilities			
Bonds, bank loans and finance lease liabilities	97,299	99,797	98,179
Deferred tax liabilities	77,913	78,052	76,692
Pension liabilities	22,140	22,110	21,211
Asset retirement obligations, other provisions and other liabilities	67,111	67,910	55,034
Derivative financial instruments	2,299	3,386	3,697
Total non-current liabilities	266,762	271,255	254,813
Current liabilities			
Trade and other payables	67,408	73,551	55,241
Current tax payable	64,920	46,693	54,595
Bonds, bank loans, commercial papers and collateral liabilities	14,802	11,730	5,144
Derivative financial instruments	5,151	4,161	2,620
Total current liabilities	152,281	136,135	117,600
Liabilities directly associated with the assets classified as held for sale	8,902	9,223	0
Total liabilities	427,945	416,613	372,413
TOTAL EQUITY AND LIABILITIES	664,357	643,008	587,584

See notes to the Interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Other reserves — Available for sale financial assets	Other reserves — Currency translation adjustments	Statoil shareholders' equity	Non-controlling interest	Total
At 31 December 2010	7,972	(18)	41,789	(952)	164,935	209	5,607	219,542	6,853	226,395
Net income for the period					15,978			15,978	79	16,057
Other comprehensive income					(63)	(104)	(5,799)	(5,966)		(5,966)
Other equity transactions	4	(251)	214	35				2	(76)	(74)
At 31 March 2011	7,972	(14)	41,538	(738)	180,885	105	(192)	229,556	6,856	236,412

(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Other reserves — Available for sale financial assets	Other reserves — Currency translation adjustments	Statoil shareholders' equity	Non-controlling interest	Total
At 31 December 2009	7,972	(15)	41,732	(847)	145,909	0	3,568	198,319	1,799	200,118
Net income for the period					11,109			11,109	28	11,137
Other comprehensive income					143		3,700	3,843		3,843
Other equity transactions	1	(150)	91	56				(2)	75	73
At 31 March 2010	7,972	(14)	41,582	(756)	157,217	0	7,268	213,269	1,902	215,171

See notes to the Interim financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in NOK million)	For the three months ended 31 March 2011 (unaudited)	For the three months ended 31 March 2010 (unaudited)	For the year ended 31 December 2010
OPERATING ACTIVITIES			
Income before tax	50,255	37,899	136,816
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation, amortisation and net impairment losses	11,051	11,138	50,608
Exploration expenditures written off	760	1,042	2,916
(Gains) losses on foreign currency transactions and balances	350	291	1,481
(Gains) losses on sales of assets and other items	(5,744)	(762)	(1,104)
Changes in working capital (other than cash and cash equivalents):			
· (Increase) decrease in inventories	(3,581)	(794)	(3,431)
· (Increase) decrease in trade and other receivables	5,634	(1,659)	(16,584)
· Increase (decrease) in trade and other payables	(6,723)	(4,523)	9,667
(Increase) decrease in current financial investments	(13,844)	(3,080)	(4,487)
(Increase) decrease in net derivative financial instruments	645	(245)	(594)
Taxes paid	(15,903)	(12,763)	(92,266)
(Increase) decrease in non-current items related to operating activities	(2,550)	(2,048)	(2,207)
Cash flows provided by operating activities	20,350	24,496	80,815
INVESTING ACTIVITIES			
Additions to property, plant and equipment	(17,363)	(14,816)	(66,710)
Exploration expenditures capitalised	(1,519)	(1,397)	(3,941)
Additions in other intangibles	(263)	(3,668)	(7,628)
Change in non-current loans granted and other non-current items	(935)	12	(3,972)
Proceeds from sale of assets	11,348*	726	1,909
Prepayment received related to the held for sale transactions	0	0	4,124
Cash flows used in investing activities	(8,732)	(19,143)	(76,218)
FINANCING ACTIVITIES			
New non-current bonds	4	9	15,562
Repayment of non-current bonds	(286)	(2,738)	(3,249)
Payment (to)/from non-controlling interests	(76)	75	5,489**
Dividend paid	0	0	(19,095)
Treasury shares purchased	(99)	(96)	(294)
Net current loans and other	6,190	(646)	750***
Cash flows provided by (used in) financing activities	5,733	(3,396)	(837)
Net increase (decrease) in cash and cash equivalents	17,351	1,957	3,760
Effect of exchange rate changes on cash and cash equivalents	(727)	916	450
Cash and cash equivalents at the beginning of the period***	28,933	24,723	24,723
Cash and cash equivalents at the end of the period****	45,557	27,596	28,933***

*Including payment received in 2011 related to the sale of 40% of the Kai Kos Dehseh oil sands project. For further information see note 4 *Asset acquisitions and disposals*.

**Including net cash of NOK 5,195 million received from non-controlling interests related to the listing of Statoil's subsidiary Statoil Fuel and Retail ASA as a separate company on the Oslo Stock Exchange in 2010.

***A reclassification between the indicated line items of NOK 1,404 million has been made in order to be consistent with the current period presentation.

****Cash and cash equivalents figures have been adjusted for the net bank overdraft balance at period end.

See notes to the Interim financial statements.

Notes to the interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Statoil's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Following changes in Statoil's internal organisational structure as of 1 January 2011 the composition of Statoil's reportable segments has changed as of the first quarter 2011. For further information see Note 2 *Segments* to these interim financial statements.

Statoil's interim financial statements for the first quarter 2011 were authorised for issue by the board of directors on 3 May 2011.

Basis of preparation

These interim financial statements are prepared in accordance with International Accounting Standard 34 *Interim Financial Reporting* as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A detailed description of the accounting policies used is included in the Statoil annual financial statements for 2010.

With effect from 1 January 2011 Statoil adopted certain revised and amended accounting standards and IFRICs and improvements to IFRSs as further outlined in the Significant accounting policies note disclosure to Statoil's financial statements for 2010. None of these revised standards or amendments has significantly impacted the interim financial statements for the first quarter of 2011. There have not been significant changes in accounting policies compared to the annual financial statements for 2010.

The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period.

The functional currency of the entities in the Statoil group is determined based on the nature of each company's primary economic environment in which it operates. The functional currency of the parent company Statoil ASA is USD. The presentation currency for the Statoil group is NOK.

The interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements

Statoil is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, interest rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for each period. In addition the results of Statoil are influenced in each period by the level of production, which in the short term may be influenced by for example maintenance programmes. In the long term, the results are impacted by the success of exploration and field development activities.

2 Segments

The composition of Statoil's reportable segments has changed on the basis of the new corporate structure implemented with effect from 1 January 2011. Comparable periods have been restated accordingly.

Statoil's operations are managed through the following operating segments; Development and Production Norway (DPN; previously Exploration and Production Norway); Development and Production North America (DPNA; previously included in Exploration and Production International); Development and Production International (DPI; previously Exploration and Production International); Marketing Processing and Renewable Energy (MPR; previously Natural Gas, Manufacturing and Marketing and parts of Technology and New energy which were included in the Other segment); Fuel and Retail (FR) and Other.

The Development and Production operating segments, which are organised based on a regional model with geographical clusters or units, are responsible for the commercial development of the oil and gas portfolios within their respective geographical areas, DPN on the Norwegian continental shelf, DPNA in North America including offshore and onshore activities in the United States of America and Canada, and DPI internationally outside of North America.

Exploration activities are managed by a separate business unit, which has the global responsibility across the group for discovery and appraisal of new exploration resources. Exploration activities are allocated to and presented in the respective Development and Production segments.

The MPR segment is responsible for marketing and trading of oil and gas commodities (crude, condensate, gas liquids, products, natural gas and LNG), electricity and emission rights; as well as transportation, processing and manufacturing of the above mentioned commodities, operations of refineries, terminals, processing and power plants, wind parks and other activities within renewable energy.

The FR segment markets fuel and related products principally to retail consumers.

The Other reporting segment includes activities within Global Strategy and Development, Technology, Projects and Drilling and the Corporate Centre, and Corporate Services.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been combined into one reporting segment, Development and Production International. This combination into one reporting segment has its basis in similar economic characteristics, the nature of products, services and production processes, as well as the type and class of customers and the methods of distribution.

The Eliminations section includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

The measurement basis of segment profit is Net operating income. Financial items, tax expense and tax assets are not allocated to the operating segments.

(in NOK million)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Fuel and Retail	Other	Eliminations	Total
Three months ended 31 March 2011							
Revenues and other income - third party	913	7,961	126,016	16,331	170	0	151,391
Revenues and other income - inter-segment	51,461	10,418	11,099	616	0	(73,594)	0
Net income (loss) from equity accounted investments	15	(22)	28	0	188	0	209
Total revenues and other income	52,389	18,357	137,143	16,947	358	(73,594)	151,600
Net operating income (loss)	38,602	10,034	2,197	349	(360)	(103)	50,719
Additions to Intangible assets and Property, plant and equipment *	8,870	12,479	618	127	1,612	0	23,706
Three months ended 31 March 2010							
Revenues and other income - third party	294	2,066	111,709	14,882	165	0	129,116
Revenues and other income - inter-segment	41,807	11,479	8,849	379	472	(62,986)	0
Net income (loss) from equity accounted investments	18	311	284	0	(14)	0	599
Total revenues and other income	42,119	13,856	120,842	15,261	623	(62,986)	129,715
Net operating income (loss)	28,605	4,851	5,760	681	(145)	(169)	39,583
Additions to Intangible assets and Property, plant and equipment *	7,207	12,631	1,145	38	186	0	21,207

* Adjusted for NOK 97 million in 2011 and NOK 3 million in 2010 for changes in asset retirement obligations. Including NOK 835 million of additions related to held for sale assets in the Development and Production International segment; see note 5 *Assets classified as held for sale.*

In the MPR segment a reversal of an earlier recognised impairment loss related to an intangible asset and a reversal of an onerous contract provision were recognised as reductions of operating expenses with NOK 0.9 billion and NOK 0.7 billion respectively in the first quarter. These reversals are related to the impact of the pricing reference inherent in a long term US-based LNG sourcing contract combined with improved marketing opportunities due to increased natural gas prices in other parts of the world.

In the Development and Production International segment a gain of NOK 5.6 billion was recognised in relation to the sale of 40% of the Kai Kos Dehseh oil sands project. See note 4 *Asset acquisitions and disposals* for more information.

3 Financial items and Cash and cash equivalents

Included in *Interest and other finance expenses* are fair value effects on interest rate swap positions, which are used to manage the interest rate risk on external loans. For the three months ending 31 March 2011 this amounted to net losses of NOK 1.0 billion, caused by increased interest rates.

Correspondingly *Interest and other finance expenses at* 31 December 2010 included fair value gains of NOK 2.4 billion on interest rate swap positions. The fair value gains were caused by decreased interest rates.

Cash and cash equivalents include restricted cash of NOK 4.1 billion at 31 March 2011 (NOK 2.6 billion at 31 December 2010) deposited with Statoil's US dollar denominated bank account in Nigeria. There are certain restrictions on the use of cash from Statoil's Nigerian operations following an injunction against Statoil by the Nigerian courts related to an ongoing litigation claim. Both the injunction and the disputed claim have been appealed.

4 Asset acquisitions and disposals

On 21 November 2010 Statoil entered into an agreement with PTT Exploration and Production (PTTEP) to form a joint venture relating to the Kai Kos Dehseh oil sands project, which reduces Statoil's ownership interest from 100% to 60%. The Kai Kos Dehseh oil sands project in Alberta, Canada, is legally organised as a partnership and through the sale, PTTEP acquired 40% of the partnership interests. Following the transaction, which was closed on 21 January 2011, the Kai Kos Dehseh oil sands activity is accounted for as a jointly controlled entity under the equity method.

There is a conflict in the accounting standards between the requirements of *IAS 27 - Consolidated and Separate Financial Statements* and *IAS 31 - Interests in Joint Ventures / SIC-13 - Jointly Controlled Entities - Non Monetary Contributions by Venturers* for gain recognition when forming joint ventures by reducing ownership shares in subsidiaries. This conflict was raised in an IASB Staff Paper in December 2009 and has recently been put on the outstanding issues list of the IFRS Interpretations Committee.

Under the requirements of IAS 27, the sale of 40% of the partnership units in the wholly-owned partnership related to the Kai Kos Dehseh oil sands project would result in the loss of control of a subsidiary with gain recognition of 100% and the establishment of a new cost base at fair value for the retained 60% share. Under the requirements of IAS 31/SIC-13, the gain recognition would be the portion of the gain attributable to the equity interests of the buyers.

Due to the inconsistency described above, an accounting policy choice must be made. Management believes the substance of the transaction is the establishment of a joint venture and has, accordingly, accounted for the transaction under the provisions of IAS 31/SIC-13.

PTTEP paid a total consideration of NOK 13.2 billion. The net carrying amount of the Kai Kos Dehseh assets at the closing was NOK 7.6 billion (40%), including accumulated currency translation differences. As such, a gain of NOK 5.6 billion was recognised and presented as Other income. The transaction was recognised in the Development and Production International segment.

As per 31 December 2010, the assets and liabilities related to the Kai Kos Dehseh oilsands project were classified as held for sale. See note *5 Assets classified as held for sale* for further information.

5 Assets classified as held for sale

On 21 May 2010 Statoil entered into an agreement with Sinochem Group to sell 40% of the Peregrino offshore heavy-oil field in Brazil. Following closure of the transaction, Statoil holds a 60% ownership share and together with Sinochem jointly control the Peregrino assets. Statoil will remain operator of the field which started production in April 2011. As per 31 March 2011, closure of the transaction was subject to governmental approvals in Brazil. Governmental approvals were received in April 2011 and the transaction was closed on 14 April 2011.

Sinochem Group paid a total of USD 3.6 billion in cash for the 40% share of the net assets, through acquisition of shares in various Statoil entities. As at 31 March 2011 the net carrying amount of the Peregrino assets was NOK 26.0 billion (100%). The gain from the transaction is preliminary estimated to NOK 9 billion and will be recognised in the Development and Production International segment in the second quarter.

On the basis of the agreement, the carrying amounts of assets and liabilities relating to the divestment have been classified as held for sale in the *Consolidated balance sheet* at 31 March 2011 and at 31 December 2010. Assets and liabilities have been classified as held for sale on a 100% basis for entities subject to the transaction, including entities for which Statoil retains a jointly controlled 60% interest. Assets and liabilities related to the Peregrino licence owned through entities not subject to the transaction with Sinochem have not been classified as held for sale.

As described in note 4, Statoil has entered into a joint venture with PTTEP and reduced its ownership share in the Kai Kos Dehseh oilsands project from 100% to 60%. The transaction was not closed as per 31 December 2010 and the carrying amounts of assets and liabilities relating to the divestment were classified as held for sale in the Consolidated balance sheet at 31 December 2010 on a 100% basis.

The table below shows a specification of assets and liabilities classified as held for sale:

(in NOK million)	31 March 2011	31 December 2010
Property, plant and equipment	22,492	32,515
Intangible assets	592	12,375
Total assets classified as held for sale	23,084	44,890
Non-current financial liabilities	7,558	7,796
Asset retirement obligation, other provisions and other liabilities	453	549
Current financial liabilities	891	878
Total liabilities directly associated with the assets held for sale	8,902	9,223

6 Intangible assets and property, plant and equipment

(in NOK million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2010	348,204	39,695
Additions	17,711	5,061
Transfers	1,106	(1,106)
Disposals	(38)	0
Expensed exploration expenditures previously capitalised	0	(680)
Depreciation, amortisation and net impairment losses	(11,821)	770
Effect of foreign currency translation adjustments	(6,665)	(1,735)
Balance at 31 March 2011	348,497	42,005

For information on intangible assets and property, plant and equipment classified as held for sale, see note 5.

In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and estimated value in use. When preparing a value in use calculation the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate adjusted for asset specific differences, such as tax rates and time horizon of cash flows. The base discount rate used is 6.5% real after tax in a 28% tax regime with a 10 year duration. The discount rate is derived from Statoil's weighted average cost of capital. A derived pre-tax discount rate would generally be in the range of 8-12%, depending on asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. For certain assets a pre-tax discount rate could be outside this range, mainly due to special tax elements (e.g. permanent differences) affecting the pre-tax equivalent.

Impairment losses and reversals of impairment losses are presented as *Exploration expenses* and *Depreciation, amortisation and net impairment losses* on the basis of their nature as exploration assets (intangible assets) and development and producing assets (property, plant and equipment and intangible assets), respectively. The table below shows the net impairment losses recognised in the reporting period by line item under which it has been reported.

(in NOK million)	For the three months ended 31 March 2011	For the three months ended 31 March 2010
Depreciation, amortisation and net impairment losses	18	0
Exploration expenses	80	273
Impairment losses	98	273
Depreciation, amortisation and net impairment losses	(868)	0
Exploration expenses	0	0
Reversal of impairment losses	(868)	0
Net impairment losses	(770)	273

7 Provisions, commitments, contingent liabilities and contingent assets

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its financial statements for probable liabilities related to litigation and claims based on the Company's best judgement. Statoil does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Subsequent events

The transaction to sell 40% of Statoil's interest in the Peregrino offshore heavy-oil field in Brazil was closed on 14 April 2011. For further information regarding the transaction see note 5 *Assets classified as held for sale*.

HSE accounting



Total recordable injury frequency

The total recordable injury frequency specifies the number of fatalities, lost-time injuries, cases of substitute work and other injuries requiring treatment by a medical professional per million hours worked. Statoil and contractor employees are included.



Serious incident frequency

The serious incident frequency specifies the number of serious incidents (including near misses) per million hours worked. Statoil and contractor employees are included.



Lost-time injury frequency

The lost-time injury frequency specifies the number of fatalities and lost-time injuries per million hours worked. Statoil and contractor employees are included.



Oil spills

Oil spills (cubic metres) cover unintentional oil spills to the natural environment from Statoil operations.